Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Financial Statements as of June 30, 2024

Assets	Note	06/30/2024	12/31/2023

Current assets
Cash and cash equivalents	5(c)	592,308	660,305
Cash and bank deposits	5(c)	45,831	15,896
Financial instruments at fair value through profit or loss	5(c)	120,084	173,300
Financial instruments at amortized cost	5(c)	426,393	471,109
Financial instruments at fair value through profit or loss	5(d)	1,307,884	1,168,355
Accounts receivable	5(a)	71,496	101,523
Sub-leases receivable	10	3,368	4,071
Taxes recoverable		3,775	2,219
Other assets	6	24,249	19,109
Total current assets		2,003,080	1,955,582

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	74,679	7,146
Accounts receivable	5(a)	14,108	16,638
Sub-leases receivable	10	456	1,467
Taxes recoverable		1,930	325
Deferred taxes	20	18,732	13,487
Other assets	6	27,353	19,427
		137,258	58,490

Property and equipment	8	11,638	12,591
Right of use – Leases	10	53,515	58,308
Intangible assets	9	249,850	214,748
Total non-current assets		452,261	344,137

Total assets		2,455,341	2,299,719

The accompanying notes are an integral part of these interim consolidated financial statements.

Liabilities and equity	Note	06/30/2024	12/31/2023

Current liabilities
Trade payables		1,495	1,869
Leases	10 and 5(e)	24,919	24,381
Accounts payable	11	6,276	6,020
Labor and social security obligations	12	55,721	101,506
Loans and obligations	14	76,346	76,722
Taxes and contributions payable	13	22,780	24,853
Total current liabilities		187,537	235,351

Non-current liabilities
Leases	10 and 5(e)	38,738	48,431
Labor and social security obligations	12	6,457	5,357
Loans and obligations	14	652,493	540,369
Deferred taxes	20	3,926	3,883
Retirement plans liabilities	15	229,896	85,554
Total non-current liabilities		931,510	683,594

Total liabilities		1,119,047	918,946

Equity	16
Share capital		15	15
Additional paid-in capital		1,405,559	1,408,438
Treasury shares	16(f)	(201,748)	(172,863)
Retained earnings		87,185	111,444
Other reserves		44,440	31,876
		1,335,451	1,378,910

Non-controlling interests in the equity of subsidiaries	7(b)	843	1,864

Total equity		1,336,294	1,380,774

Total liabilities and equity		2,455,341	2,299,719

The accompanying notes are an integral part of these interim consolidated financial statements.

		Six months ended June 30		Three months ended June 30
Statements of Income	Note	2024	2023	2024	2023

Net revenue from services rendered	17	240,315	219,892	131,228	117,584

General and administrative expenses	18	(145,206)	(119,062)	(83,548)	(64,932)

Operating profit		95,109	100,830	47,680	52,652

Finance income	19	54,842	69,354	22,231	65,101
Finance expenses	19	(53,833)	(21,201)	(29,885)	(14,357)

Finance profit/(loss), net		1,009	48,153	(7,654)	50,744

Profit before income taxes		96,118	148,983	40,026	103,396

Income taxes	20	(22,063)	(24,725)	(11,679)	(11,844)

Profit for the period		74,055	124,258	28,347	91,552

Attributable to the shareholders of the parent company		75,076	124,478	28,919	91,741
Attributable to non-controlling interests		(1,021)	(220)	(572)	(189)

Basic earnings per share in Brazilian Reais		1.40	2.20	0.54	1.62
Diluted earnings per share in Brazilian Reais		1.33	2.17	0.51	1.60

The accompanying notes are an integral part of these interim consolidated financial statements.

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Profit for the period	74,055	124,258	28,347	91,552

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees
Vinci Capital Partners GP Limited	3	(9)	(1)	(6)
Vinci USA LLC	4,617	(2,502)	3,670	(1,633)
Vinci Capital Partners III GP Limited	95	(65)	73	(43)
GGN GP LLC	7	(8)	5	(5)
VICC Infra GP LLC	42	(12)	31	(8)
Vinci Capital Partners IV GP LLC	256	(160)	198	(112)
VICC Infra GP (Lux), S.A.R.L.	126	—	140	—

Total comprehensive income for the period	79,201	121,502	32,463	89,745

Attributable to:
Shareholders of the parent company	80,222	121,722	33,035	89,934
Non-controlling interests	(1,021)	(220)	(572)	(189)

	79,201	121,502	32,463	89,745

The accompanying notes are an integral part of these interim consolidated financial statements.

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	Paid-in capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2023	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year	—	—	124,478	—	—	124,478	(220)	124,258
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	—	(2,756)	—	(2,756)	—	(2,756)
Share based payments	—	(2,783)	—	4,163	2,783	4,163	—	4,163
Treasury quotas bought	—	—	—	—	(42,052)	(42,052)	—	(42,052)
Allocation of profit:
Dividends	—	—	(92,666)	—	—	(92,666)	—	(92,666)

At June 30, 2023	15	1,379,255	113,122	25,556	(154,247)	1,363,701	2,793	1,366,494

At January 01, 2024	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year	—	—	75,076	—	—	75,076	(1,021)	74,055
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	—	5,146	—	5,146	—	5,146
Share based payments	—	(2,735)	—	7,418	2,735	7,418	—	7,418
Treasury shares bought, net of shares sold	—	(144)	—	—	(31,620)	(31,764)	—	(31,764)
Allocation of profit:
Dividends	—	—	(99,335)	—	—	(99,335)	—	(99,335)

At June 30, 2024	15	1,405,559	87,185	44,440	(201,748)	1,335,451	843	1,336,294

The accompanying notes are an integral part of these interim consolidated financial statements.

	Notes	06/30/2024	06/30/2023

Cash flows from operating activities

Profit before taxation		96,118	148,983
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	18	11,054	8,997
Investment income of financial instruments at fair value through profit or loss		(41,192)	(49,079)
Net foreign exchange on liabilities at amortized cost	14(i)	72,530	—
Interest expense on loans and obligations	19	30,425	7,838
Loss/(gain) on remeasurement of contingent consideration	19	11,619	3,227
Share based payments	18	11,808	5,600
Financial result on lease agreements	19	3,962	4,888
		196,324	130,454
Changes in assets and liabilities
Accounts receivables		32,568	(8,243)
Taxes recoverable		(3,161)	2,481
Other assets		(13,023)	2,117
Trade payables		(496)	(810)
Accounts payable		214	1,137
Labor and social security obligations		(49,275)	(36,541)
Taxes and contributions payable		649	(575)
Contribution for retirements plans		141,646	13,226
		109,122	(27,208)

Cash generated from operations		305,446	103,246
Income tax paid		(29,854)	(29,426)
Net cash inflow from operating activities		275,592	73,820

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets		(7,368)	(9,829)
Purchase of financial instruments at fair value through profit or loss		(374,000)	(56,061)
Sales of financial instruments at fair value through profit or loss		210,826	165,829
Payment for acquisition of subsidiary		(5,000)	—
Cash and cash equivalent increased from business combination	7	285	—

Net cash (outflow) from investing activities		(175,257)	99,939

Cash flows from financing activities
Interest payments of loans and obligations	14(ii)	(21,947)	(5,943)
Principal payments of loans and obligations	14(ii)	(8,889)	—
Treasury shares acquisition paid, net of treasury shares sold	16(f)	(31,718)	(42,540)
Lease payments, net of sublease received		(11,301)	(11,938)
Dividends paid	16(e)	(101,234)	(91,502)

Net cash (outflow) from financing activities		(175,089)	(151,923)

Net increase in cash and cash equivalents		(74,754)	21,836

Cash and cash equivalents at the beginning of the year	5(c)	660,305	136,581

Foreign exchange variation of cash and cash equivalents in subsidiary		6,757	(4,425)

Cash and cash equivalents at the end of the year	5(c)	592,308	153,992

Non-cash financing activities

Dividends declared and not yet paid until June 30, 2024 and 2023 were R$ 3,791 (Note 11), respectively.

Consideration payable and contingent consideration (earn-out) as of June 30, 2024 and 2023 were 152,905 and 82,123 (Note 14), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these interim consolidated financial statements.

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services and retirement services.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on August 7, 2024.

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private markets, public equities, corporate advisory, investment products and solutions, and retirement services, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on June 30, 2024 and December 31, 2023 are as follows:

	Interest - %

	06/30/2024	12/31/2023

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	—
MAV Capital Gestora de Recursos SS Ltda. (6)	100	—
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	—

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

(5)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci US RE Corporation and measures at fair value through profit or loss in accordance with IFRS 9.

(6)	On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 70% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and of the issued share capital of 30% ICML Gestão de Negócios e Participações SS Ltda. Vinci has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Public equities, (iii) Investment products and solutions; (iv) Corporate advisory and (v) Vinci retirement services (Note 20).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of June 30, 2024, and 2023 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the main counterparty, which have a credit rating equal or higher than AA- evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.
•	Loans and receivables from employees, evaluated at amortized cost

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to US Dollars and Euros were as follows:

Balance sheet	06/30/2024	12/31/2023

Cash and cash equivalents	471,994	486,977
Financial instruments at fair value through profit or loss	10,701	606
Accounts receivable	17,514	5,927
Other receivables	3,602	2,381
Current assets	503,811	495,891

Financial instruments at fair value through profit or loss	51,490	—
Other receivables	—	(29)
Leases, property and equipment	2,576	2,684
Non-current assets	54,066	2,655

Trade payables	1,640	589
Loans and obligations	—	6,993
Labor and social security obligations	2.060	5,485
Current liabilities	3,700	13,067

Other payables	278	242
Loans and obligations	510,273	424,340
Lease	547	940
Non-current liabilities	511,098	425,522

Net Equity exposed to US Dollars	41,426	59,957
Net Equity exposed to Euros	1,653	—

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Six months ended June 30		Three months ended June 30
Net foreign exchange result	2024	2023	2024	2023

Financial expense	(12,143)	(775)	(11,529)	(620)

Net foreign exchange result, net	(12,143)	(775)	(11,529)	(620)

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits, certificates of deposits and US treasury bills of R$ 592,308 (12/31/2023 – R$ 660,305) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	06/30/2024	12/31/2023
Cash and cash equivalents	592,308	660,305
Financial instruments at fair value through profit or loss (i)	1,307,884	1,168,355
Trade payables	(1,495)	(1,869)
Labor and social security obligations	(62,178)	(106,863)
Accounts payable	(6,276)	(6,020)
Lease liabilities	(63,657)	(72,812)
Convertible preferred shares	(510,274)	(431,334)
Commercial notes	(63,884)	(73,189)
Consideration payable	(60,683)	(48,199)
Contingent consideration	(93,999)	(64,370)
Retirement plans liabilities	(229,896)	(85,554)
Net debt	807,850	938,450

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2022	(99,275)	(175,290)	—	(86,211)	136,581	1,243,764

Cash flow and dividends provision	(15,477)	20,864	(82,734)	25,830	522,328	(172,629)
Fair value adjustment	—	(28,686)	(2,820)	(2,737)	1,396	97,220
Addition and finance expenses accrual	—	(450,493)		—	—	—
Foreign exchange adjustments	—	16,513		—	—	—
Other changes (i)	—	—		(9,694)	—	—
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	44,803	30,837	(141,648)	13,541	(132,467)	101,765
Fair value adjustment	—	(14,103)	(2,694)	—	17,046	37,764
Addition and finance expenses accrual	—	(55,952)	—	(4,292)	—	—
Foreign exchange adjustments	—	(72,530)	—	—	47,424	—
Other changes (i)	—	—	—	(94)	—	—
June 30, 2024	(69,949)	(728,840)	(229,896)	(63,657)	592,308	1,307,884

(i) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are being presented as in other comprehensive income statements.

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at June 30, 2024	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,495)	—	—	(1,495)	(1,495)
Labor and social security obligations	(55,721)	(4,492)	(1,965)	(62,178)	(62,178)
Lease liabilities	(24,919)	(24,779)	(30,991)	(80,689)	(63,657)
Accounts payable	(6,276)	—	—	(6,276)	(6,276)
Loans and financing	(132,495)	(165,535)	(929,203)	(1,227,233)	(728,840)
Total	(220,906)	(194,806)	(962,159)	(1,377,871)	(862,446)

Contractual maturities of financial liabilities at December 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,869)	—	—	(1,869)	(1,869)
Labor and social security obligations	(101,505)	(2,458)	(2,900)	(106,863)	(106,863)
Lease liabilities	(24,381)	(32,786)	(36,017)	(93,184)	(72,812)
Accounts payable	(6,020)	—	—	(6,020)	(6,020)
Loans and financing	(114,390)	(182,178)	(783,572)	(1,080,140)	(617,092)
Total	(248,165)	(217,422)	(822,489)	(1,288,076)	(804,656)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.21% (or R$ 3.5 million) of the financial investment portfolio for a confidence interval of 95% on June 30, 2024 (0.26% or R$ 3.2 million on December 31, 2023).

●	0.38% (or R$ 6.3 million) of the financial investment portfolio for a confidence interval of 99% on June 30, 2024 (0.53% or R$ 6.8 million on December 31, 2023).

Additionally, the Group evaluated the financial investment portfolio on June 30, 2024 and December 31, 2023, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	06/30/2024	12/31/2023
Current inflation	Inflation index	-100bps	3.9	12.3
Exchange traded real estate funds	Share prices	-10%	(17.3)	(14.4)
Brazilian stock prices	Share prices	-10%	(4.9)	(9.3)
Fixed-rate offshore rates	US yield curve	-100bps	(50.2)	(34.9)
Foreign exchange rate	Foreign exchange rates	10%(***)	(0.5)	(0.4)
Domestic base overnight rate	Domestic base overnight rate	-100bps	(6.2)	(6.0)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	06/30/2024	12/31/2023 (Restated)

Accounts receivable	(a)	85,604	118,161
Other financial assets at amortized cost	(b)	34,438	24,339
Cash and cash equivalents	(c)	592,308	660,305
Financial assets at fair value through profit or loss (FVPL)	(d)	1,382,563	1,175,501
		2,094,913	1,978,306

Financial liabilities

Liabilities at amortized cost	(e)	69,949	114,752
Lease liabilities	(e)	63,657	72,812
Loans and financing	(e)	728,839	617,091
		862,445	804,655

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	06/30/2024	12/31/2023
Accounts receivable from contracts with customers	71,646	101,673
Loss allowance	(150)	(150)

Non-current assets
Accounts receivable from contracts with customers	14,108	16,638
	85,604	118,161

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur. Vinci expects the unrealized performance fees will be received during 2024. However, as the period for its realization is subject to uncertainty, the balance is presented as a non-current receivable.

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of June 30, 2024 and December 31, 2023 reconcile to the opening loss allowances as follows:

	06/30/2024	12/31/2023
Opening loss allowance on January 1	(150)	(166)
Decrease in accounts receivable allowance recognized in profit or loss	—	16
Closing loss allowance on December 31	(150)	(150)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2024 and 2023. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	06/30/2024	12/31/2023

Employees loans (Note 6 (i))	5,858	5,519
Receivable from employees (Note 6 (v))	28,580	18,820

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Cash and cash equivalents

	06/30/2024	12/31/2023

Cash and bank deposits	45,831	15,896
Financial instruments at fair value through profit or loss (i)	120,084	173,300
Financial instruments at amortized cost (ii)	426,393	471,109
	592,308	660,305

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100.5% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii)	Comprised of US Treasury Bills.

d)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds;

-	Real Estate Investments

Financial assets measured at FVPL include the following categories:

	06/30/2024	12/31/2023

Current assets	1,307,884	1,168,355
Mutual funds (i)	1,307,884	1,168,355

Non-current assets	74,679	7,146
Private markets funds (ii)	23,189	7,146
Real Estate Investments (iii)	51,490	—

The following table demonstrate the funds invested included in each category mentioned above.

(i) Mutual funds

	06/30/2024	12/31/2023

Vinci Monalisa FIM Crédito Privado IE (2)	1,023,087	991,470
Vinci Multiestratégia FIM	1,454	11,642
Vinci International Master Portfolio SPC - Reflation SP	—	606
Vinci Institucional FI RF Referenciado DI	27,591	62,687
Vinci Argentina Opportunity Fund II	10,701	—
Vinci Reservas Técnicas FI RF DI	7,374	2,199
Retirement services investment funds (1)	229,894	85,554
FI Vinci Renda Fixa CP	7,783	14,197
	1,307,884	1,168,355

(1)	These funds refer to the financial products as part of the Company's retirement plans services. See Note 15 for further information.

(2)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	06/30/2024	12/31/2023
Net Asset Value	1,023,087	991,470
Real estate funds	234,734	234,245
Mutual funds	473,898	535,430
Private equity funds	208,866	136,810
Other assets/liabilities	105,589	84,985

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 68% of its investments are liquid and may be redeemed and 32% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of June 30, 2024 and December 31, 2023, Vinci Monalisa holds R$ 473,898 and R$ 535,430 of investments in mutual funds, respectively, which are distributed in the following classification:

	06/30/2024	12/31/2023
Mutual Funds’ classification
Interest and foreign exchange (a)	83.52%	84.93%
Foreign investments (b)	6.19%	4.56%
Macro (c)	4.65%	3.96%
Specific strategy (d)	5.65%	6.55%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds

	06/30/2024	12/31/2023

Vinci Credit Securities FII (a)	72,801	70,049
Vinci Imóveis Urbanos FII (b)	44,724	53,884
Vinci Offices FII (c)	31,737	34,639
Vinci Fulwood DL FII (d)	62,575	52,849
Other real estate funds (e)	22,897	22,824
	234,734	234,245

(a)	The fund invests in real estate receivable certificates, bonds and other real estate assets;

(b)	The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(c)	The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(d)	The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

(e)	Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds

	06/30/2024	12/31/2023

Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (a)	62,632	46,844
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (b)	50,746	50,698
VCP IV Master FIP B (c)	41,841	—
Vinci Infraestrutura Transporte e Logística FIP	19,057	10,486
Vinci Infra Coinvestimento I FIP - Infraestrutura	7,393	10,290
Vinci Impacto Ret IV FIP Multiestratégia	6,436	4,687
Other funds	20,761	13,805
Total private markets funds	208,866	136,810

(a) The Fund aims to increase the value of its shares through the subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(b) The Fund's investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

(c) The Fund's investment policy is to invest in securities issued by the National treasure, fixed income securities issued of financial institutions, repo operations, investment fund shares that invest in assets who invest, directly and/or indirectly, in private credit.

(ii) Private markets

	06/30/2024	12/31/2023

Vinci Capital Partners III Feeder FIP Multiestratégia	4,129	4,262
Nordeste III FIP Multiestratégia	3,404	2,884
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,118	—
Fundo Garantidor de Infraestrutura – FGIE – Class B	12,538	—
Total Private markets	23,189	7,146

(iii) Real Estate Investments

	06/30/2024	12/31/2023

Vinci US RE Corporation (a)	51,490	—
Total Real Estate Investments	51,490	—

(a)	During the first semester of 2024, Vinci invested in several properties through its subsidiary Vinci US RE Corporation. The investments are intended to develop real estate properties for capital appreciation through income or sale of the respective properties.

During the year, the following gains were recognized in profit or loss:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Fair value gains on investments at FVPL recognized in finance income	46,612	64,723	20,741	64,834

e)	Financial liabilities

	06/30/2024	12/31/2023

Current	164,757	210,498
Trade payables	1,495	1,869
Labor and social security obligations (Note 12)	55,721	101,506
Loans and obligations (Note 14)	76,346	76,722
Lease liabilities (Note 10)	24,919	24,381
Accounts payable (Note 11)	6,276	6,020

Non-current	697,688	594,157
Lease liabilities (Note 10)	38,738	48,431
Labor and social security obligations (Note 12)	6,457	5,357
Loans and obligations (Note 14)	652,493	540,369

	862,445	804,655

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On June 30, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	120,084	—	120,084
Mutual funds	—	1,307,884	—	1,307,884
Private equity funds	—	—	23,189	23,189
Real Estate Investments	—	—	51,490	51,490
Total Financial Assets	—	1,427,968	74,679	1,502,647

	On December 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	—	173,300	—	173,300
Mutual funds	—	1,168,355	—	1,168,355
Private equity funds	—	—	7,146	7,146
Total Financial Assets	—	1,341,655	7,146	1,348,801

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 208,627, R$ 520,121 and R$ 294,339, respectively (2023: R$ 151,200, R$ 627,788 and R$ 212,482, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital and Vinci Infra) or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended June 30, 2024 and December 31, 2023:

Fair Value
Opening balance January 1, 2023	5,985
Capital deployment	947
Sales and distributions	(247)
Gain recognized in finance income	461
Closing balance December 31, 2023	7,146
Capital deployment	61,441
Sales and distributions	(31)
Gain recognized in finance income	6,123
Closing balance June 30, 2024	74,679

6	Other assets

	06/30/2024	12/31/2023

Employees loans (i)	5,858	5,519
Sundry advances	100	152
Advances to projects in progress (ii)	14,343	12,771
Other prepayments	1,484	319
Related parties’ receivables (iii)	4	4
Guarantee deposits (iv)	573	494
Receivables from employees (v)	28,580	18,820
Sublease receivables	441	224
Others	219	233

	51,602	38,536

Current	24,249	19,109
Non-current	27,353	19,427

	51,602	38,536

(i)	Refers to amounts receivable from employees.

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See Note 21 (b) for more details.

(iv)	Refers to the security deposit of a lease.

(v)	Refers to an intercompany transaction. See Note 21 (d) for more details.

7	Investments

(a)	Business Combination

Compass Business Combination

On March 07, 2024, Vinci announced an agreement for a combination with Compass. Once closed, the transaction will create a full-service Latin American alternative asset manager with more than US$50 billion in assets under management, across private markets, investment products and solutions, public equities, and corporate advisory segments. Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America, currently present in seven countries in Latin America, the United States and United Kingdom.

The transaction will have a total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$31.3 million, in the form of VINP Class C redeemable common stock. Under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in VINP Class A common stock until 2028.

The transaction is expected to close in the fourth quarter of 2024, subject to regulatory approvals and other customary closing conditions.

(b)	MAV Business Combination

On April 25, 2024, Vinci announced an agreement for a combination with MAV Capital Gestora de Recursos SS Ltda. (“MAV” or “MAV Capital”). The transaction was closed on June 28, 2024, and had a total cash consideration of R$5,000 and an obligation of R$10,000 segregated in two payments in each deal anniversary until 2026, respectively. The transaction increased Vinci participation in the agribusiness, improving a segment that is raising in a short period of time. At the closing date, MAV had R$ 540 million assets under management in private markets sector.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	5,000
Consideration payable	10,000
Contingent consideration (Earn-out)	18,010

Total purchase consideration	33,010

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	285
Other assets and liabilities	(222)
Management contracts	14,743
Net identifiable assets acquired	14,806

Goodwill	18,204
Net assets acquired	33,010

MAV Business Combination is still under its measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Summarized Balance Sheet

Current assets	58	232	245,240	100,873	245,298	101,105
Current liabilities	(359)	(707)	(1,822)	(2,816)	(2,181)	(3,523)
Current net assets	(301)	(475)	243,418	98,057	243,117	97,582

Non-current assets	601	601	17,446	13,549	18,047	14,150
Non-current liabilities	(2,250)	(1,550)	(251,992)	(96,805)	(254,242)	(98,355)
Non-current net assets	(1,649)	(949)	(234,546)	(83,256)	(236,195)	(84,205)

Net assets	(1,950)	(1,424)	8,872	14,801	6,922	13,377

Accumulated NCI	(488)	(356)	1,331	2,220	843	1,864

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Total
of comprehensive income	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Revenue	169	7	165	1	334	8

Profit for the period	(526)	(645)	(5,929)	(391)	(6,455)	(1,036)

Total comprehensive income	(526)	(645)	(5,929)	(391)	(6,455)	(1,036)

Profit/(loss) allocated to NCI	(132)	(161)	(889)	(59)	(1,021)	(220)

8	Property and equipment

						06/30/2024
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total

Cost
At January 1, 2024	12,858	48,963	7,634	10,325	791	80,571
Assets recognized as a result of MAV acquisition	46	—	—	47	—	93
Acquisitions, net of disposals	134	370	545	125	(83)	1,092
Foreign Exchange variations of property and equipment abroad	—	2,735	—	787	—	3,522

At June 30, 2024	13,038	52,068	8,179	11,284	708	85,278

Accumulated depreciation At January 1, 2024	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)
Depreciation	(429)	(1,365)	(233)	(128)	—	(2,155)
Foreign Exchange variations of property and equipment abroad	—	(2,739)	—	(766)	—	(3,505)

At June 30, 2024	(9,732)	(47,309)	(6,361)	(10,238)	—	(73,640)

Net book value
At January 1, 2024	3,555	5,758	1,506	981	791	12,591

At June 30, 2024	3,306	4,759	1,818	999	708	11,638

Annual depreciation rate - %	10	From 10 to 20	20	10	—	—

						12/31/2023
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total

Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions	1,076	2,574	521	496	(82)	4,585
Foreign Exchange variations of property and equipment abroad	—	(1,435)	—	(412)	—	(1,847)

At December 31, 2023	12,858	48,963	7,634	10,325	791	80,571

Accumulated depreciation At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	—	(65,882)
Depreciation	(830)	(2,447)	(421)	(229)	—	(3,927)
Foreign Exchange variations of property and equipment abroad		1,430	—	399	—	1,829

At December 31, 2023	(9,303)	(43,205)	(6,128)	(9,344)	—	(67,980)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At December 31, 2023	3,555	5,758	1,506	981	791	12,591

Annual depreciation rate - %	10	From 10 to 20	20	10

9	Intangible assets

Intangible assets include expenditures with the development of the software, placement agent, management contracts and the goodwill generated by the acquisition of SPS and MAV Capital.

The software development comprises mainly the following assets:

-	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio; and

-	Systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired, If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the period ended June 30, 2024 and for the year ended December 31, 2023.

					06/30/2024
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2024	40,333	20,722	162,290	22,049	245,394
Additions	6,193	83	18,204	14,743	39,222
Foreign exchange variation of intangible assets abroad	1,139	259	—	—	1,398
At June 30, 2024	47,665	21,064	180,494	36,792	286,014

Accumulated amortization
At January 1, 2024	(24,686)	(1,896)	—	(4,064)	(30,646)
Amortization	(1,790)	(1,044)	—	(1,524)	(4,358)
Foreign exchange variation of intangible assets abroad	(1,096)	(63)	—	—	(1,159)

At June 30, 2024	(27,572)	(3,003)	—	(5,588)	(36,164)

At January 1, 2024	15,647	18,826	162,290	17,985	214,748
At June 30, 2024	20,093	18,060	180,494	31,203	249,850

Amortization rate (per year) - %	20%	(a)	(b)	(c)	—

(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2023, goodwill was tested and no provision for impairment losses was identified by Vinci.

Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current performance and considering current market indicators listed below. There were no significant changes to assumptions between acquisition and reporting date.

Inputs to determine fair value of SPS Goodwill:

Annual inflation rate – Brazil	4%
Discount Rate	12,5%

(c) Refers to the purchase price allocated to Fund’s Management Contracts as a result of SPS and MAV acquisition.

SPS: These amounts are amortized based on the duration of the related funds, from September 2022 to December 2030.

MAV: These amounts are amortized based on the duration of the related funds, from July 2024 to December 2029.

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

					12/31/2023
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2023	28,250	1,359	162,290	22,049	213,948
Additions	12,684	19,469	—	—	32,153
Foreign exchange variation of intangible assets abroad	(601)	(106)	—	—	(707)

At December 31, 2023	40,333	20,722	162,290	22,049	245,394

Accumulated amortization
At January 1, 2023	(23,629)	(65)	—	(1,016)	(24,710)
Annual amortization	(1,636)	(1,863)	—	(3,048)	(6,547)
Foreign exchange variation of intangible assets abroad	579	32	—		611

At December 31, 2023	(24,686)	(1,896)	—	(4,064)	(30,646)

At January 1, 2023	4,621	1,294	162,290	21,033	189,238

At December 31, 2023	15,647	18,826	162,290	17,985	214,748

Amortization rate (per year) - %	20%	(a)	(b)	(c)	—

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	06/30/2024	12/31/2023
Sub-lease receivable
Rio de Janeiro Office - BM 336	3,824	5,538
Total	3,824	5,538

Current	3,368	4,071
Non-current	456	1,467
Total	3,824	5,538

Right of use assets
Rio de Janeiro Office - BM 336	46,234	48,741
São Paulo Office – JRA	6,829	8,780
NY Office - Third Avenue	452	787
Total	53,515	58,308

Lease liabilities
Rio de Janeiro Office - BM 336	(54,085)	(61,051)
São Paulo Office – JRA	(9,025)	(10,821)
NY Office - Third Avenue	(547)	(940)
Total	(63,657)	(72,812)

Current	(24,919)	(24,381)
Non-current	(38,738)	(48,431)
Total	(63,657)	(72,812)

Additions to the right-of-use assets until June 30, 2024 were R$ 121 (reductions of R$ 2,045 during 2023 financial year).

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Right of use assets depreciation	(4,674)	(5,191)	(2,335)	(2,414)
Financial expense	(4,292)	(5,148)	(2,076)	(2,517)
	(8,966)	(10,339)	(4,411)	(4,931)

The total cash outflow for leases until June 30, 2024 was R$ 13,541 (R$ 12,765 until June 30, 2023).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2023.

11	Accounts payable

	06/30/2024	12/31/2023

Dividends payable	3,791	3,791
Lease payable – prior month expense	1,754	2,161
Treasury shares acquisition	551	—
Other payables	180	68

	6,276	6,020

12	Labor and social security obligations

	06/30/2024	12/31/2023

Profit sharing	42,577	93,611
Labor provisions	19,601	13,252

	62,178	106,863

Current	55,721	101,506
Non-current	6,457	5,357

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2023 was paid in January 2024. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with the Entity policy. Vinci Management estimated the profit sharing as of June 30, 2024 based on the management and advisory net revenue recognized and the realized performance fee up to June 30, 2024.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 24 for more details.

13	Taxes and contributions payable

	06/30/2024	12/31/2023

Income tax	13,000	14,467
Social contribution	4,640	5,061
Social Contribution on revenues (COFINS)	3,022	2,780
Social Integration Program (PIS)	659	606
Service tax (ISS) on billing	1,274	1,742
Withholding Income Tax (IRRF) deducted from third parties	97	103
Others	88	94

	22,780	24,853

14	Loans and obligations

	06/30/2024	12/31/2023

Convertible Preferred Shares (i)	510,274	431,333
Commercial Notes (ii)	63,884	73,189
Consideration payable (iii)	60,683	48,199
Contingent consideration (iv)	93,999	64,370

	728,840	617,091

Current	76,346	76,722
Non-current	652,493	540,369

(i)	Convertible Preferred Shares

On October 10, 2023, Vinci and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci's platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new Series A Convertible Preferred Shares issued by Vinci.

The Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Under certain conditions, Vinci may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares.

Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer's perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.

The following table presents the changes in the Convertible Preferred Shares up the period ended June 30, 2024:

Fair value of the convertible preferred shares, net of transaction costs	439,651
Net foreign exchange loss/(gain)	(16,513)
Interest expense	8,195
Closing balance December 31, 2023	431,333
Net foreign exchange loss/(gain)	72,530
Interest expense	23,396
Interest paid	(16,985)
Closing balance June 30, 2024	510,274

Current	21,110
Non-current	489,164

On January 1, 2024, the Entity paid the total amount of R$ 6,993 related to the dividends of the series A convertible preferred shares.

On April 1, 2024, the Entity paid the total amount of R$ 9,992 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda., a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000,00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on an annual basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of June 30, 2024 and December 31, 2023.

The following table presents the changes in the Commercial Notes up the period ended June 30, 2024 and December 31, 2023:

Closing balance December 31, 2022	83,212
Interest expense	10,841
Interest paid	(11,975)
Principal paid	(8,889)
Closing balance December 31, 2023	73,189
Interest expense	4.546
Interest paid	(4,962)
Principal paid	(8,889)
Closing balance June 30, 2024	63,884

Current	20,664
Non-current	43,220

(iii)	Consideration payable

SPS Capital Gestão de Recursos Ltda.

According to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda, on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid on the second anniversary of the closing date. The amount as of June 30, 2024 and December 31, 2023 is R$ 50,683 and R$ 48,199, respectively.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

MAV Capital Gestora de Recursos SS Ltda.

According to Note 7(a), Vinci acquired MAV Capital Gestora de Recursos SS Ltda, on June 28, 2024. As part of the deal, Vinci assumed a financial obligation to be paid on the second anniversary and third anniversary of the closing date. The amount as of June 30, 2024 is R$ 10,000.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iv)	Contingent consideration

SPS Capital Gestão de Recursos Ltda.

Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimate.

On June 30, 2024, Vinci reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 14,103 for the six months period ended June 30, 2024 (expense of R$ 3,227 for the six months period ended June 30, 2023).

MAV Capital Gestora de Recursos SS Ltda.

Vinci shall pay an additional consideration through an earnout structure to be paid in 2027 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimate. See below the calculation of the contingent consideration:

On June 30, 2024, Vinci the fair value of the obligation based on the economic conditions at that date is R$ 18,010.

15	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of June 2024 and December 2023, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On June 30, 2024 the Retirement plan liabilities are R$ 229,896 (R$ 85,554 as of December 31, 2023).

16	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each and 100,000 Series A convertible preferred shares.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP," Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73,5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Fair value option of convertible preferred shares

As informed on note 14 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. At the transaction date, the fair value of the stock option and the amount of transaction cost were allocated to the equity in the amounts of R$ 34,141 and 1,958, respectively.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO and the issuance of the convertible preferred shares.

(c)	Retained earnings

Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Other reserves are comprised by the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

(e)	Dividends

On February 7, 2024, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of February 22, 2024, totalizing US$ 10,756 (R$ 53,357), paid on March 5, 2024.

On May 7, 2024, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of May 23, 2024, totalizing US$ 9,085 (R$ 45,978), paid on June 5, 2024.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).

In October 2023, the Company suspended for undetermined time the Repurchase Program, in compliance with SEC Rule 10b5-1.

On February 7, 2024, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

During the first semester of 2024, the Company bought back 533,981 shares from its shareholders, in the amount of R$ 28,302.

In June 2024 the Company holds 3,668,140 Class A common shares in treasury.

(g)	Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30
a) Basic earning per share	2024	2023	2024	2023
From continuing operations attributable to the ordinary equity holders of the Entity	1.40	2.20	0.54	1.62
Total basic earning per share attributable to the ordinary equity holders of the Entity	1.40	2.20	0.54	1.62

	Six months ended June 30		Three months ended June 30
b) Diluted earning per share	2024	2023	2024	2023
From continuing operations attributable to the ordinary equity holders of the Entity	1.33	2.17	0.51	1.60
Total basic earning per share attributable to the ordinary equity holders of the Entity	1.33	2.17	0.51	1.60

c) Reconciliations of earnings used in calculating earnings per share
	Six months ended June 30		Three months ended June 30
Basic earnings per share:	2024	2023	2024	2023
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	75,076	124,478	28,919	91,741
	75,076	124,478	28,919	91,741

	Six months ended June 30		Three months ended June 30
Diluted earnings per share:	2024	2023	2024	2023
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	75,076	124,478	28,919	91,741
Used in calculating diluted earnings per share	75,076	124,478	28,919	91,741

d) Weighted average number of shares used as the denominator
	Six months ended June 30		Three months ended June 30
	Number 06/30/2024	Number 06/30/2023	Number 06/30/2024	Number 06/30/2023
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	53,507,726	56,547,310	53,824,477	56,720,981
Adjustments for calculation of diluted earnings per share:	3,008,664	683,476	3,008,664	683,476
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	56,516,390	57,230,786	56,833,141	57,404,407

17	Revenue from services rendered

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Gross revenue from fund management	224,913	201,509	121,728	99,018
Gross revenue from performance fees	8,240	13,529	5,888	11,454
Gross revenue from advisory	23,532	20,187	12,598	15,296

Gross revenue from services rendered	256,685	235,225	140,214	125,768

In Brazil	198,432	188,312	110,530	101,278
Abroad	58,253	46,913	29,684	24,490

Taxes and contributions
COFINS	(8,870)	(8,404)	(4,923)	(4,360)
PIS	(1,924)	(1,823)	(1,068)	(946)
ISS	(5,576)	(5,106)	(2,995)	(2,878)

Net revenue from services rendered	240,315	219,892	131,228	117,584

Net revenue from fund management	210,589	188,646	114,134	92,769
Net revenue from performance fees	7,886	12,728	5,613	10,765
Net revenue from advisory	21,840	18,518	11,481	14,050

18	General and administrative expenses

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Personnel (a)	(35,439)	(35,526)	(18,125)	(17,849)
Share-based payments (b)	(11,808)	(5,600)	(5,660)	(3,493)
Profit-sharing (a)	(45,640)	(45,212)	(25,883)	(26,417)
	(92,887)	(86,338)	(49,668)	(47,759)
Third party expenses (c)	(30,967)	(15,303)	(22,554)	(8,719)
Right of use depreciation (d)	(4,674)	(5,191)	(2,335)	(2,414)
Depreciation and amortization (e)	(6,380)	(3,806)	(3,255)	(2,028)
Travel and representations	(3,173)	(1,784)	(2,033)	(919)
Condominium expenses	(1,310)	(1,770)	(650)	(785)
Other operating expenses (f)	(5,815)	(4,870)	(3,053)	(2,308)

	(145,206)	(119,062)	(83,548)	(64,932)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 45,640 (R$ 45,212 on June 30, 2023) for the six-months period ended June 30, 2024.

(b)	Share-based payments

See Note 24 for more details.

(c)	Third party expense

Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services. Third party expenses also include expenses related to business combinations.

(d) Right of use depreciation

See Note 10 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f)	Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

19	Finance profit/(loss)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Investment income (i)	41,542	64,834	15,671	64,834
Financial revenue through amortized cost	11,683	—	5,618	—
Financial revenue on sublease agreements	330	260	151	184
Contingent consideration variation (iii)	—	4,051	—	—
Other finance income	1,287	209	791	83

Finance income	54,842	69,354	22,231	65,101

Financial expense on lease agreements	(4,292)	(5,148)	(2,076)	(2,517)
Interest expense on loans and financing (ii)	(30,425)	(7,838)	(15,415)	(3,904)
Bank fees	(33)	(51)	3	(38)
Investment losses (i)	—	(111)	—	—
Fines on taxes	(2)	—	(1)	—
Interest on taxes	(84)		(6)
Foreign currency variation expense	(7,073)	(775)	(6,459)	(620)
Contingent consideration variation (iii)	(11,619)	(7,278)	(5,863)	(7,278)
Other financial expenses	(305)	—	(68)	—

Finance costs	(53,833)	(21,201)	(29,885)	(14,357)

Finance profit/(loss), net	1,009	48,153	(7,654)	50,744

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss, Segregated investment income result is demonstrated below.

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Mutual funds and fixed income investments (a)	45,555	64,803	20,517	64,803
Private equity funds	1,057	31	224	31
	46,612	64,834	20,741	64,834

Mutual funds	—	(108)	—	—
Private equity funds	—	(3)	—	—
	—	(111)	—	—

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income.

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 14 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 14 (iv) for more detail.

20	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for certain subsidiaries, are taxed based on the deemed profit.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies, The tax credit arising from the tax loss and negative basis under the taxable profit regime on June 30, 2024 is R$ 6,066 (R$ 6,066 on December 31, 2023).

The income tax and social contribution charge on the results for the year can be summarized as follows:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Current income tax	(19,846)	(19,926)	(10,406)	(10,716)
Current social contribution	(7,213)	(7,196)	(3,782)	(3,889)

	(27,059)	(27,122)	(14,188)	(14,605)

Deferred income tax	3,673	1,902	1,844	2,129
Deferred social contribution	1,323	495	665	632

	4,996	2,397	2,509	2,761

	(22,063)	(24,725)	(11,679)	(11,844)

Deferred tax balances

	06/30/2024	12/31/2023
Deferred tax assets
Tax losses	6,066	6,066
Leases	774	1,084
RSU	2,430	2,188
Interest expense on obligation for acquisition	2,965	2,121
Amortization on management Contracts	1,900	1,382
Contingent consideration	4,597	646
Total	18,732	13,487
Deferred tax liabilities
Financial revenue	(1,510)	(1,147)
Estimated revenue	(1,168)	(1,570)
Leases	(639)	(351)
Total Income Tax	(3,316)	(3,068)

Estimated revenue	(609)	(815)
Total (Taxes and contribution)	(609)	(815)

Total deferred tax liabilities	(3,926)	(3,883)

Movements

Deferred tax assets	Tax losses	Leases	RSU	AVP	Managemnt Contract	Contingent Consideration	Total
As at December 31, 2022	4,912	1,805	1,628	550	346	—	9,241
to profit and loss	1,154	(721)	560	1,571	1.036	646	4,246
As at December 31, 2023	6,066	1,084	2,188	2,121	1,382	646	13,487
to profit and loss	—	(310)	242	844	518	3,951	5,245
As at June 30, 2024	6,066	774	2,430	2,965	1,900	4,597	18,732

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements

Deferred tax liabilities	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	(174)	183	(302)	4,750	4,457
As at December 31, 2023	(1,147)	(2,385)	(351)	—	(3,883)
to profit and loss	(363)	608	(288)	—	(43)
As at June 30, 2024	(1,510)	(1,777)	(639)	—	(3,926)

(a)	Tax effective rate

Six months ended June 30	Three months ended June 30
2024	2023	2024	2023

Profit (loss) before income taxes	96,118	148,983	40,026	103,396
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(32,680)	(50,654)	(13,609)	(35,154)
Reconciliation adjustments:
Expenses not deductible	(99)	(64)	—	(2)
Tax benefits	146	42	109	7
Share based payments Unrecognized tax loss credits	(685) (2,206)	(253	)-	(347) (1,288)	(224	)-
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	13,401	26,072	3,420	23,410

Other additions (exclusions), net	60	132	36	119

Income taxes expenses
Current	(27,059)	(27,122)	(14,188)	(14,605)
Deferred	4,996	2,397	2,509	2,761
(22,063)	(24,725)	(11,679)	(11,844)

Effective rate	23%	17%	29%	11%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

21	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 3,582 for the six-month period ended June 30, 2024 (R$ 3,603 for the six-month period ended June 30, 2023).

According to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of June 30, 2024.

(b)	Receivables from related parties

The Entity receivables from related parties as of June 30, 2024 and December 31, 2023, as shown in the table below:

	06/30/2024	12/31/2023
Cagliari Participações S,A,	4	4
	4	4

(c)	Employees loans

As presented in Note 6(i), Vinci may advance payments to its employees.

(d)	Receivables from employees

During 2023, Vinci sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

During the second quarter of 2024 Vinci sold additional treasury shares to its employees. The amount will be received from January 31, 2026, in annual installments until January 31, 2030, and a monetary variation will be charged by inflation index.

22	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

In 2024, the Entity reassessed the allocation of certain revenues and expenses across its segments and restated the segment reporting as of June 30, 2023, for comparative purposes.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management,

and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

(ii)	Real Estate

The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between asset classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy investments include for core sub-strategies: infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (SPS)

This Special situation segment is focused in complex situations in which financial and human capital are employed to generate superior returns, maintaining adequate risk levels and preserving the interests of all parties involved.

Public Equities

This segment seeks return through investments in liquid funds and manages long-term positions based on fundamental analysis of Brazilian publicly traded companies, trading bonds, public stocks and derivatives, among other assets.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in five sub-strategies: separate exclusive mandates, commingled funds, international allocation, pension plans and hedge funds. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

Corporate advisory

The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci retirement services

The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. The retirement services segment started its operations during the first semester of 2023.

		Six-month period ended 06/30/2024
	Private Market Strategies	Public Equities	Investment Products and solutions	Corporate Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	118,837	30,530	38,933	9,777	355	—	198,432
Abroad	40,442	3,138	4,541	10,132	—	—	58,253
Gross revenue from services rendered	159,279	33,668	43,474	19,909	355	—	256,685
Fund Advisory fee	3,006	—	617	19,909	—	—	23,532
Fund Management fee	152,325	29,619	42,614	—	355	—	224,913
Fund Performance fee	3,948	4,049	243	—	—	—	8,240
Taxes and contributions	(9,042)	(2,007)	(3,947)	(1,352)	(22)	—	(16,370)
Net revenue from services rendered	150,237	31,661	39,527	18,557	333	—	240,315
(-) General and administrative expenses	(27,099)	(7,062)	(11,633)	(6,748)	(6,410)	(74,446)	(133,398)
Share-based payments	(61)	(13)	(10)	—	—	(11,724)	(11,808)
Operating profit	123,077	24,586	27,884	11,809	(6,077)	(86,170)	95,109
Finance income							54,842
Finance cost							(53,833)
Finance result, net							1,009
Profit before income taxes							96,118
Income taxes							(22,063)
Profit for the period							74,055

		Six-month period ended 06/30/2023 (Restated)
	Private Market Strategies	Public Equities	Investment Products and solutions	Corporate Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	90,981	36,769	43,088	17,465	9	—	188,312
Abroad	35,291	2,448	7,069	2,105	—	—	46,913
Gross revenue from services rendered	126,272	39,217	50,157	19,570	9	—	235,225
Fund Advisory fee	600	—	17	19,570	—	—	20,187
Fund Management fee	122,987	31,181	47,332	—	9	—	201,509
Fund Performance fee	2,685	8,036	2,808	—	—	—	13,529
Taxes and contributions	(6,915)	(2,483)	(4,319)	(1,616)	—	—	(15,333)
Net revenue from services rendered	119,357	36,734	45,838	17,954	9	—	219,892
(-) General and administrative expenses	(22,037)	(8,940)	(14,810)	(6,480)	(3,308)	(57,887)	(113,462)
Share-based payments	(438)	(108)	155	—	—	(5,209)	(5,600)
Operating profit	96,882	27,686	31,183	11,474	(3,299)	(63,096)	100,830
Finance income							69,354
Finance cost							(21,201)
Finance result, net							48,153
Profit before income taxes							148,983
Income taxes							(24,725)
Profit for the period							124,258

		Three-month period ended 06/30/2024
	Private Market Strategies	Public Equities	Investment Products and solutions	Corporate Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	53,371	28,320	19,064	9,589	186	—	110,530
Abroad	38,957	(11,850)	2,577	—	—	—	29,684
Gross revenue from services rendered	92,328	16,470	21,641	9,589	186	—	140,214
Fund Advisory fee	2,401	—	608	9,589	—	—	12,598
Fund Management fee	85,987	14,755	20,800	—	186	—	121,728
Fund Performance fee	3,940	1,715	233	—	—	—	5,888
Taxes and contributions	(5,171)	(1,030)	(1,944)	(829)	(11)	—	(8,985)
Net revenue from services rendered	87,157	15,440	19,697	8,760	175	—	131,229
(-) General and administrative expenses	(15,655)	(3,362)	(6,243)	(3,241)	(3,541)	(45,846)	(77,888)
Share-based payments	—	—	—	—	—	(5,660)	(5,660)
Operating profit	71,502	12,078	13,454	5,519	(3,366)	(51,506)	47,681
Finance income							22,231
Finance cost							(29,885)
Finance result, net							(7,654)
Profit before income taxes							40,027
Income taxes							(11,679)
Profit for the period							28,348

		Three-month period ended 06/30/2023 (Restated)
	Private Market Strategies	Public Equities	Investment Products and solutions	Corporate Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	46,175	21,068	21,144	12,883	9	—	87,034
Abroad	17,907	1,258	3,220	2,105	—	—	22,423
Gross revenue from services rendered	64,082	22,326	24,364	14,988	9	—	109,457
Fund Advisory fee	300	—	8	14,988	—	—	4,891
Fund Management fee	61,104	15,480	22,425	—	9	—	102,491
Fund Performance fee	2,678	6,846	1,931	—	—	—	2,075
Taxes and contributions	(3,438)	(1,386)	(2,140)	(1,220)	—	—	(7,149)
Net revenue from services rendered	60,644	20,940	22,224	13,768	9	—	102,308
(-) General and administrative expenses	(12,430)	(5,933)	(7,294)	(5,187)	(1,914)	(28,683)	(52,023)
Share-based payments	(174)	(36)	(29)	—	—	(3,254)	(2,107)
Operating profit	48,040	14,971	14,901	8,581	(1,905)	(31,937)	48,178
Finance income							4,253
Finance cost							(6,844)
Finance result, net							(2,591)
Profit before income taxes							45,587
Income taxes							(12,881)
Profit for the period							32,706

23	Legal Claims

As of June 30, 2024 and December 31, 2023, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil,

	06/30/2024	12/31/2023

Tax	22,374	22,095
Labor	38	780
Total	22,412	22,875

Tax Claims

Vinci Gestora de Recursos Ltda, is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,717 (December 31, 2023: R$ 3,652).

In the second quarter of 2024, Vinci Equities Gestora de Recursos Ltda, resolved its one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad (December 31, 2023: R$ 266).

On December 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 18,631 (December 31, 2023: R$ 18,154) for the calendar year of 2013.

24	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on June 30, 2024.

Stock Options

May 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

As of June 30, 2024, there are stock options outstanding with respect to 1,482,753 Class A common shares. All the stock options were vested on February 1st, 2024, and the Participants have a period of 12 months to exercise their vested options from February 1, 2024 (“Exercise Deadline”).

The total expense recognized for the programs for the six- month period ended June 2024 was R$ 119 (June 30, 2023, was R$ 463).

February 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share, Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of June 30, 2024, there are stock options outstanding with respect to 1,106,094 Class A common shares (1,116,884 as of June 30, 2023).

The total expense recognized for the programs for the six-month period ended June 2024 was R$ 1,912 (June 30, 2023, was R$ 494).

January 2024

In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to 1,274,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. During the first semester of 2024 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of June 2024, there are stock options outstanding with respect to 1,273,492 Class A common shares.

The total expense recognized for the programs for the three-month period ended June 2024 was R$ 3,165.

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950,000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

• Market value of the shares at the granted date.

• Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions,

regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs.

The total RSUs awarded for this Plan was 781,881. The table below summarize the activity for the year ended December 31, 2023, and for the six-month period ended June 30, 2024.

	06/30/2024	12/31/2023

RSU outstanding on January 1st	688,779	781,881
Forfeited	(2,180)	(35,689)
Vested	(68,311)	(57,413)
RSU outstanding on June 30/December 31	618,288	688,779

d)       As of June 30, 2024, total compensation expense of the plans was R$ 6,612 (R$ 4,645 as of June 30, 2023), including R$ 3,319 (R$ 806 as of June 30, 2023) of social charges provisions.

25	Subsequent Events

According to the Repurchase Program (Note 16(f)), from July 01, 2024 to July 25, 2024, 57,083 Class A common shares were repurchased by the Entity, in the amount of R$3,417.